Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 1, 2011

VIA EDGAR
Mr. Kieran G. Brown
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	DWS Core Fixed Income Fund, a series of DWS Income Trust (Reg. Nos. 002-91577 and 811-04049) (the “Fund”) Post-Effective Amendment No. 50

Dear Mr. Brown,

This letter is being submitted to respond to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via a telephone conference call on January 31, 2011 relating to the above-captioned Post-Effective Amendment filed with the SEC on January 26, 2011.

The Staff’s comments are restated below, followed by the Fund’s responses.

Prospectus Comments:

1.
Comment:  Delete the footnote (restated below) following the fee table that is associated with the “Maximum contingent deferred sales charge (load) as % of redemption proceeds” line item or move the information contained in the footnote to the statutory prospectus in response to Item 12(a)(1) of Form N-1A.

“1  Investments of $1 million or more may be eligible to buy Class A shares without a sales charge (load), but may be subject to a contingent deferred sales charge of 0.85% if redeemed within 12 months of purchase and 0.50% if redeemed within the following six months.”

Response: The Fund has deleted the footnote and added applicable disclosure to the statutory prospectus.

2.	Comment: Delete the following sentence from the narrative disclosure before the performance table: “Indexes have no sales charges and cannot be invested in directly.”

Response:  The disclosure has been deleted as requested.

3.	Comment: In the “Market timing policies and procedures” section, please add a clarifying statement or example regarding the circumstances under which a block can be removed.

Response:  An example has been included, as requested.

4.	Comment: Please add disclosure to the prospectus relating to the Fund’s dollar-weighted average effective portfolio maturity.

Response:  Disclosure relating to the Fund’s dollar-weighted average effective portfolio maturity has been added to the prospectus as of a particular date.

5.
Comment:  Although no change to disclosure is needed, please explain who reimburses a shareholder in the form of Fund shares for any contingent deferred sales charges (“CDSC”) paid by a shareholder who reinvests in the Fund within six months of redeeming such shares that are subject to a CDSC.

Response:  The Fund’s distributor. DWS Investments Distributors, Inc., reimburses the CDSC under this reinstatement feature.

Statement of Additional Information:

6.
Comment:  In the “Appendix II-A — Board Members And Officers” section, separate business experience and other directorships into two different columns, pursuant to the instruction 4 of Item 17(a) of Form N-1A.

Response:  The requested change has been made.

7.
Comment:  In the list of fundamental policies under “Investment Restrictions” in the Statement of Additional Information, if the Fund reserves freedom of action with respect to any practice specified in paragraph (c)(1) of Item 16 of Form N-1A, state the maximum percentage of assets to be devoted to the practice.

Response:  Appropriate disclosure has been added.

Further to the comments above and as requested by the Staff of the Commission via telephone conference call on February 1, 2011, the Fund will delete the following sentence in the narrative prior to the performance table in its subsequent filing under Rule 497 of the Securities Act of 1933, as amended: “These returns include sales charges, if any.”

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3986.

Very truly yours,

/s/Scott D. Hogan

Scott D. Hogan
Vice President

cc.           Elizabeth Reza, Ropes & Gray LLP
John Marten, Vedder Price P.C.